November 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C> 20549
Attn:  Linda Cvrkel, Branch Chief

RE:  Global Aircraft Solutions, Inc.
     Form 10-K for the year ended December 21, 2006
     Filed April 23, 2007
     Form 10-Q for the quarter ended March 31, 2007
     Filed May 23, 2007
     Form 10-Q for the quarter ended June 30, 2007
     Filed August 14, 2007
     File No. 000-28575

Dear Ms. Cvrkel:

On behalf of Global Aircraft Solutions, Inc. (the "Company"), we are submitting this letter. This letter provides a full and complete response to the Staff's letter, dated October 9, 2007 (the "Comment Letter"), to Ms. Patricia Graham, Chief Accounting Officer of the Company, regarding the Annual Report on Form 10-K, filed April 23, 2007, Quarter Report on Form 10-Q filed May 23, 2007 and Quarter Report on Form-10Q filed August 14, 2007, File No. 000-28575.

As indicated in the responses, we agree to incorporate the comments applicable to the Company in future filings with the Commission, and believe that revisions are not needed to the current filings.

We have included the text of each of the Staff's comments itemized by number, with corresponding response immediately following.

Form 10-K for the year ended December 31, 2006


Management's Discussion & Analysis - Results of Operations - 2005-2006
----------------------------------------------------------------------

Comment 1) We note from your response to our prior comment 5 that you will expand MD&A in future filings to discuss and analyze net sales and cost of sales separately for each segment. However, we do not believe your response addresses our prior comment. As previously requested, please confirm that in future filings, you will quantify and discuss each significant cost component that contributed to the increase in SG&A expenses.

Response 1) In response to the Staff's comment, the Company will expand its MD&A in future filings to quantify and discuss each significant cost component that contributed to the increase in SG&A expense.


Item 9A. Controls and Procedures, page 31
-----------------------------------------

Comment 2) We note from your response to our prior comment 9 that management and internal auditors determined that the disclosure controls were not effective at the end of the period due to the ineffective accounting at the Company's joint venture partner, Jetglobal. However, your response is not consistent with your disclosure in 9A of the Form 10-K that the Chief Executive/Chief Financial Officer determined that disclosure controls and procedures were effective as of the end of the period covered by the report. Please ensure that future filings appropriately disclose the conclusions of management regarding the effectiveness of disclosure controls.

Response 2) In response to the Staff's comment, the Company will ensure that future filings appropriately disclose the conclusions of management regarding the effectiveness of disclosure controls.

Audited Financial Statements
----------------------------

Consolidated Balance Sheets
---------------------------

Comment 3) We note from your response to our prior comment 10 that $1,957,692 of the due from equity investee partner balance at December 31, 2006 and 2005 relates to the sale of four aircraft, and $688,722 of the amount relates to Aircraft 328 to BCI under partnership agreement. In light of the fact that these receivables remained outstanding as of December 31, 2006, please explain to us why you believe it was appropriate to reclassify these amount to current receivables for both years ended December 31, 2006 and 2005. Also, as previously requested, please explain to us why you believe the amounts recorded as "due from equity investee partner" are recoverable as of December 31, 2006. Additionally, please explain to us the nature of the $(1,377,444) amount included in the rollforward of activity in "equity in net assets of and advances to affiliates" as of December 31, 2005 that is described as "Aircraft 328 and 382 to joint venture partners, by agreement."


Response 3)

The $1,957,692 was paid in January of 2006. The payment was posted to the regular BCI receivable account.
At December 31, 2006, the amount shown as due from investee partner of $1,957,692 should be part of the AR balance on the Balance Sheet.

     1 In January of 2006, BCI put into escrow, on Global's behalf, the sum of $3,375,000
               Global used this money to close on an aircraft purchase. The purchase did not involve Jetglobal.

     2    $1,400,000 of this amount was repaid to BCI:

                      900,000 January
                      500,000 February
                    ---------
                    1,400,000 Total repaid

     3              3,375,000 original amount
                    1,400,000 paid to BCI
                    ---------
                    1,975,000 This amount was posted to receivables due from BCI

                    The amount due from investee partner was, at the time of application of this payment, still recorded under "equity in net assets of and advances to affiliates" account.

     4 At year end 2006, the Due from investee partners account was presented on the BS for 2005 and 2006, and consisted of amounts due from investee partner, BCI, that had previously been in the equity investment account and the Jetglobal AR account. The amounts for BCI only are those generated by their association in Jetglobal. The amounts due from BCI that were not the result of BCI's Jetglobal membership are part of the accounts receivable balance.

               The BCI payment was received in January of 2006.

               It should have been applied to the amount shown as due from investee partner The regular AR account of BCI should be higher by the amount of $1,957,692 at December 31, 2006.

          At the close of 2005, the amounts of $1,957,692 and $688,722 were anticipated to be paid within one year and were classified as current receivables.
          Prior to the filing of December 2006, there was an agreement in principal for a settlement agreement with BCI and that the amounts due to the company from the investment in Jetglobal and from the investee partner, BCI, were to be paid by cash and/or aircraft.
          The amount of $(1,377,444) that is included in the rollforward of activity in "equity in net assets of and advances to affiliates" that is Described as "Aircraft 328 and 382 to joint venture partners by agreement" is the result of the partners Global and BCI opting to each take one aircraft from the original purchase of 26 rather than include them in the Jetglobal partnership. (688,722 x 2 = 1,377,444; the original allocated price on the purchase of each of the 26 aircraft was $688,722).
          The first 688,722, is the BCI amount and was deducted from the equity in net assets account and added to the due from investee partner account. The second 688,722 is the Global amount which was paid by Global to BCI. Originally that payment had been recorded as a debit to the equity in net assets account, necessitating the credit to the account.

Consolidated Statements of Cash Flows
-------------------------------------

Comment 4) We note from your response to our prior comment 12 that you have included a table showing the nature and amounts of share based payments. However, we do not believe that the table adequately responds to our prior comment because it does not clearly reconcile the share issuance and expense amounts with the disclosures in Note 9. for example, the table indicates that 1,200,000 shares were issued for third party services and an expense was recorded in each year, however it is not clear from either the table, or the disclosures in Note 9, if all the shares were issued at once or is this represents several transactions. Please provide us a reconciliation that includes the date and type of issuance of each transaction, along with the total fair value of the transaction and the expense that was recognized for each year 2004-2006. If there are any expense amounts or share issuances included in the table that are not discussed in Note 9, disclosure of the nature and terms of the transaction should be included in both your response and in Note 9 in future filings. Additionally, please explain to us why the price or value of share granted for third party service is significantly lower that the price or value assigned to share for other issuance in the three year period ended December 31, 2006.

Response 4)

-----------------------------------------------------------------------------------------------------------------------------
                                             COMMON STOCK - SHARE-BASED PAYMENTS
-----------------------------------------------------------------------------------------------------------------------------
                    Shares        Price of     Total      Measurement   Shares     Date of             Amount expensed
                   granted         shares      Fair       date          issued     Share/Option
                                (measurement   Value                                Issuance
                                   date)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   2004      2005      2006
-----------------------------------------------------------------------------------------------------------------------------
Third parties,
for services:
                    1,200,000      $0.18        $216,000  10/15/2003*   1,200,000  10/23/2003     $40,785   $69,912   $61,233
                      400,000      $0.23         $92,000  07/08/2004      400,000  07/09/2004     $29,288   $46,020   $16,692
                      100,000      $0.70         $70,000  03/09/2006      100,000  03/09/2006                         $70,000
                      100,000      $1.53        $153,000  04/04/2006      100,000  04/07/2006                        $153,000
-----------------------------------------------------------------------------------------------------------------------------
Third party
options:
-----------------------------------------------------------------------------------------------------------------------------
55,000 shares          55,000      $0.32         $17,600  02/03/2004       55,000  07/07/2004     $17,600
@ $.323 share
-----------------------------------------------------------------------------------------------------------------------------
50,000 shares          50,000      $0.30         $15,000  04/28/2004       50,000  01/18/2005
@ $.30 per
share
-----------------------------------------------------------------------------------------------------------------------------
Employees,
employment
agreements:
-----------------------------------------------------------------------------------------------------------------------------
Employees,           Options       $0.23                  05/13/2004          ---  Unexercised    $54,000
option
exercise price
under price at
date of grant
(Options for
900,000 shares
at $0.17,
price at date
of grant $0.23)
-----------------------------------------------------------------------------------------------------------------------------
                      180,000      $0.30         $54,000  12/05/2002*     180,000  08/26/2003     $12,000
                    1,000,000      $0.32        $320,000  10/07/2003*   1,000,000  07/27/2004    $320,000
-----------------------------------------------------------------------------------------------------------------------------
                      330,000      $0.60        $198,000  07/12/2004        Two                            $114,162   $46,378
                                                                           issue
                                                                           dates:
-----------------------------------------------------------------------------------------------------------------------------
                                                                           60,000  11/23/2005
                                                                          270,000  08/28/2006
                       15,000      $1.30         $19,500  10/24/2005       15,000  11/23/2005               $19,500
                      375,000      $0.95        $356,250  05/03/2006       62,500  12/29/2006                         $71,751
                       30,000      $1.23         $36,900  06/01/2006          ---  ---                                   $790
                       60,000      $1.20         $72,000  07/01/2006       20,000  08/28/2006                         $33,334
                       30,000      $0.97         $29,100  12/01/2006          ---  ---                                $10,781
-----------------------------------------------------------------------------------------------------------------------------
Directors,
under
agreements:
-----------------------------------------------------------------------------------------------------------------------------
Options for           Options                                                 ---  Unexercised     $3,000
100,000
shares. Option
price $.20 per
share.  The
value at
measurement
date was $.23
-----------------------------------------------------------------------------------------------------------------------------
Options for           Options                    $32,600  08/25/2006          ---  Unexercised                        $32,600
30,000 shares
Option price
$1.03 per
share The
value at
measurement
date $1.09 per
share under
Black Scholes
Method
-----------------------------------------------------------------------------------------------------------------------------
                      200,000      $0.80        $160,000  01/21/2005      200,000  11/23/2005               $77,000   $80,000
                       10,000      $1.39         $13,900  11/21/2005       10,000  03/09/2006                         $13,900
                       20,000      $1.35         $27,000  05/13/2006       20,000  09/01/2006                         $27,000

TOTALS                                                                                           $476,673  $326,594  $617,459
-----------------------------------------------------------------------------------------------------------------------------
Tax effects -                                                                                                        $148,079
stock
compensation
-----------------------------------------------------------------------------------------------------------------------------

*Shares granted in years prior to 2004 that were under multi-year agreements and expensed in year of grant and applicable succeeding years.

Pt. 1 The date of each issuance, Value of shares at measurement date, or fair value, and expense taken 2004-2006 is included in the table above.

Pt. 2

     A) Items on table not disclosed in note 9:

          During 2006, there were options for 30,000 shares, at an option price of $1.03, granted. The options are good for a term of five years and were immediately vested. Using the Black Scholes Model with the monthly stock-prices as variable from April 2002, the call option value of these options were calculated to be $1.09. $32,600 was expensed during 2006 relative to these options. In connection with the adoption of SFAS123R we assessed our valuation technique and related assumptions. Consistent with the provisions of SFAS 123R, Staff Accounting Bulletin #107 (SAB 107), we estimated the fair value of stock option on the date of grant using the Black Scholes Options Valuation Model and the following assumptions: Risk free interest rate of 4.76%, Expected life of 2.5 years, Dividend rate of 0% and expected volatility of 91.98%.

     Under the terms of a new three-year employment agreement, which begins June
     1, 2006, 10,000 shares of common stock will vest during the first quarter of 2007 and 10,000 shares will vest on each of two anniversary dates beginning June 1, 2007 (30,000 shares). The value of the shares at measurement date was $36,900, which will be expensed in equal monthly amounts over the term of the agreement

     Under the terms of a new three-year employment agreement, which begins
     December 1, 2006, 10,000 shares of common stock will vest on each of three anniversary dates beginning December 1, 2007 (30,000 shares). The value of the shares at measurement date was $29,100, which will be expensed in equal monthly amounts over the term of the agreement

     B) Items that should be included in note 9 that are other than expenses paid with stock:

     On May 26, 2004, the Company entered into a private placement agreement with Barron Partners, LP. Under the terms of the private placement, Barron
     Partners purchased restricted 9,600,000 shares of common stock at a price of $.34 per share, and for each share purchased received .75 warrants to purchase an additional share at $.68 per share plus .75 warrants to purchase an additional share at $1.36 per share. If all of the warrants are exercised at their full purchase price, Barron Partners will acquire a total of 24,000,000 shares of the Company's common stock in exchange for a total of $17,952,000 in equity funding.

     On May 26, 2004, the Company agreed to issue 720,000 warrants to J G
     Capital, Inc. to purchase one share for each warrant at a price of $.34 per share plus 540,000 warrants to purchase one share for each warrant at a price of $.68 per share plus 540,000 warrants to purchase one share for each warrant at a price of $1.36 per share in consideration for professional services rendered in securing the private placement discussed above.

     On July 15, 2004, the Company finalized an agreement to buy 100 percent of the common stock of World Jet Corporation, a privately held aircraft parts, sales and brokerage company for $1.55 million in cash and notes and 1,000,000 shares of restricted common stock valued at $.50 per share for the purposes of this transaction. The effective date of this agreement is January 1, 2004. The shares of stock were issued in July 2004.

     On July 29, 2004 the Board of Directors of the Company elected to fully vest the 2,000,000 incentive shares that resulted under the Employment
     Agreements with Messrs. Herman and Sawyer, discussed earlier, that were entered into on July 21, 2003.

     On September 3, 2004, pursuant to the "safe harbor" private offering exemption provided by Rule 506 of Regulation D under Section 4(2) of the Securities Act of 1933, in exchange for One Million One Hundred Thousand
     Dollars ($1,100,000.00) the Company sold 2,115,386 shares of the Company's common stock (purchase price of $0.52), class A warrants to purchase
     1,057,693 shares of the Company's common stock (exercise price of $1.00 per share), and Class B warrants to purchase 1,057,693 shares of the Company's common stock (exercise price of $1.36 per share).The Company also issued the following warrants as part of the commissions paid in connection with the above offering: (i) warrants to purchase 158,654 shares of the Company's common stock at an exercise price of $0.52 per share; (ii) warrants to purchase 79,327 shares of the Company's common stock at an exercise price of $1.00 per share; (iii) warrants to purchase 79,327 shares of the Company's common stock at an exercise price of $1.36 per share.

     On October 26, 2004, the Company held its 2003 annual meeting. The stockholders voted to increase the authorized shares of common stock from 50,000,000 to 100,000,000. The Stockholders also ratified an amendment to the Company's Certificate of Incorporation to change the corporate name from Renegade Venture (Nev.) Corporation to Global Aircraft Solutions, Inc.

     In January 2005, 50,000 options issued as compensation for outside consultancy services were exercised at the option price of $.30 per share.

     In response to the Staff's comment, in future filings the Company will include in its notes all items related to stock transactions for the period covered in the financial statements.

Pt. 3 Shares granted for outside services are expensed consistently for each type of transaction. The application of the price of our stock on measurement date to any of the above transactions determines the amount of expense related to the particular transaction. Stock issued, or to be issued, under agreements for a period of time in the future has been expensed during the term of the agreement. During the period covered in the above table, the value of all stock issued, whether to a third party or to an employee or director, was consistently calculated using the price of the stock on the measurement date.


Note 3. Summary of Significant Accounting Policies
--------------------------------------------------

- Inventory
-----------

Comment 5) We note from your response to our prior comment 13 that inventory items previously classified as non-current consisted of items that were held for over one year. However, we do not believe that your response adequately addresses our prior comment. As previously requested, please explain to us the nature of the inventory items that were previously classified as non-current that have been reclassified as current inventory during 2006. As part of your response, please explain to us why you believe it was appropriate to reclassify these items to current inventory in 2006.

Response 5) Our consolidated inventory is made up of rotable parts, consumables, (items used up in the repair of aircraft such as tape, etc.), expendables
(rivets, hardware etc. used in the repair of aircraft that stay as part of the aircraft) Inventory items previously classified as non-current consisted of items that were held for over one year. The nature of this inventory was primarily rotable parts and expendables. This reclassification is based on standard aviation industry practice of showing all aircraft parts under current inventory. Aircraft parts typically have more than one year of life, having, for the most part, the same life as the aircraft. Repairable parts can be repaired several times over the life of the aircraft and installed on the aircraft. This reclassification conforms with what we now believe is more appropriate. This change did not impact current or past results of the Company.

- Revenue and Cost Recognition
------------------------------

Comment 6) We note from your response to our prior comment 14 that all parts are forwarded FOB shipping so that title passes at time of shipping and the Company has no further contractual or legal obligation to the customer upon shipping.
Please include this policy in your revenue recognition disclosure in future filings.

Response 6) In response to the Staff's comment, the Company will include in future filings, as part of our revenue recognition disclosure the following:

     Revenue from part sales is recognized when parts are shipped. All parts are shipped FOB shipping point; title passes at time of shipping and the Company has no further contractual or legal obligation to the customer upon shipping.

Note 5. Equity in Net Assets and Advances to Affiliates
-------------------------------------------------------
Note 11. Related Party Transactions
-----------------------------------

Comment 7) We note from your response to our prior comment 17 that BCI paid the Company in cash. However, it appears from your response to our prior comment 10 that the $1,957,692 consideration for these aircraft is included in the "due from equity investee partner: account. In light of the fact that it appears the consideration for this transaction has not been received by the company in connection with this settlement arrangement, it may not be appropriate to recognize a gain on the transaction. Citing relevant authoritative literature, please explain in detail why you believe recognition of a gain in connection with this transaction was appropriate. Also, if cash of $1,957,692 was received in this transaction, please indicate when it was received by the Company. We may have further comment upon receipt of your response.

Response 7)

     1 In January of 2006, BCI put into escrow, on Global's behalf, the sum of $3,375,000
               Global used this money to close on an aircraft purchase. The purchase did not involve Jetglobal.

     2    $1,400,000 of this amount was repaid to BCI:
                      900,000 January
                      500,000 February
                    ---------
                    1,400,000

     3              3,375,000 original amount
                    1,400,000 paid to BCI
                    ---------
                    1,975,000 This amount was posted to receivables due from BCI

                    The amount due from investee partner was, at the time of application of this payment, still recorded under the equity investment asset account.

     4 At year end 2006, the Due from investee partners account was presented on the BS for 2005 and 2006, and consisted of amounts due from investee partner, BCI, that had previously been in the equity investment account and the Jetglobal AR account


     The BCI payment was received.

     Note: It should have been applied to the amount shown as due from investee partner The AR account of BCI should be higher by the amount of $1,957,692.
     This reclassification entry was made in the third quarter of 2007.

          Additionally, the payment by BCI under the settlement agreement that was in the form of aircraft, would have been applied to a Due from investee partner account that was lower by the $1,957,692.

          The resulting gain on the transaction would change from $27,210 to $1,984,902.

     However, as discussed in response 11, part of the calculation of the gain included an amount to be received from Delta.
     This amount was believed to be 2,118,461 at June 30, 2007. It now appears that BCI, as the authorized party, is in negotiations to affect the sale of the claim against Delta and there will be a discount involved. At September
     30 the discounted amount is estimated to be $622,000.
     This eventuality would adjust the gain on the transaction to about
     $488,441, which is the amount shown in the third quarter of 2007.

Note 9. Shareholders' Equity
----------------------------

Comment 8) We note from your response to our prior comment 20 that for each transaction which you issued shares of common stock, you determined and measured fair value at the trading price of the stock on the date of the transaction.
However, we do not believe that your response adequately responds to our prior comment. As previously requested, for each of the non-cash stock transactions, please tell us, and disclose in the notes to the financial statements in future filings, the amount of expense, if any, that was recorded for the transaction, and explain to us how the expense was calculated or determined.

Response 8)

The following table shows the cashless exercises of warrants that have taken place. There was no expense recorded for any of these transactions. The entries made are indicated below:

             Shares under
               cashless
               exercise   Exercise price   Shares received  Entry to reflect transaction
               --------   --------------   ---------------  ----------------------------
                                                                 APIC      Common Stock
                                                                 ----      ------------
08/26/2005      501,000       $0.34             399,000        $399.00       $-399.00
09/14/2005       31,731       $0.52              22,812         $22.81       $ -22.81
12/27/2005       31,731       $0.52              21,017        $ 21.00       $ -21.00
05/08/2006      219,000       $0.34             165,814        $165.81       $-165.81
08/08/2006      240,000       $0.68             125,124        $125.00       $-125.00
01/23/2007       95,192       $0.52              48,494        $ 48.00       $ -48.00

In response to the Staff's comment, in future filings the Company will disclose in the notes to the financial statements the amount of expense, if any, that is recorded for cashless exercise of warrants.


Form 10-Q for the quarter ended March 31, 2007
----------------------------------------------

Consolidated Statements of Operations
-------------------------------------

Comment 9) We note from your response to our prior comment 25 that you have reclassified the discount amounts to appropriately reflect them as reductions to revenue in the Form 10-Q for the second quarter 2007. As previously requested please tell us if these discounts occurred in prior periods such as the years ended December 31, 2006 and 2005 and if so, tell us the total amount of discounts recognized each period and how the discounts were accounted for in those periods.

Response 9) The items listed as discounts that were reclassified in the second quarter of 2007 occurred in the first period of 2007. They actually originated from credit memos that were improperly entered in discount classification rather than into revenue. The "discount" term is a misnomer. These were not discounts in the commonly accepted parlance but were reductions in the amount that the customer should have been billed as the result of negotiations related to time and material billings.

We have always accounted for similar items as a reduction in revenues in the period when the credit memos are issued or when it is known that they will be issued. We have never offered discounts per se but on rare occasions we may discount an account receivable balance as part of the collection process. During
2005, the total discounts allowed customers was $13,515.75. Of that amount
$3,515.75 relates to sales made in 2004 and $10,000 relates to sales made in 2005. In 2006, the total discounts allowed customers was $30,000, which relates to sales made in 2006. Both of these amounts were included in SG&A expense for 2005 and 2006 on the December 31, 2006, 10K.

Form 10-Q for the quarter ended June 30, 2007
---------------------------------------------

Balance Sheet
-------------

Comment 10) We note your presentation of deferred compensation as a component of stockholders' equity as of June 30, 2007. Please note that SFAS No. 123R requires compensation costs to be recognized in the financial statements as services are provided by employees and does not permit those costs to be recognized as deferred compensation of the balance sheet before services are provided. See paragraph 74 of SFAS No. 123R and SAB 107. Please revise future filings.

Response 10) In response to Staff's comment, in future filings deferred compensation will not be presented on the balance sheet as per SFAS No. 123R paragraph 74.

Note 5. Equity in Net Assets and Advances to Affiliates
-------------------------------------------------------

Comment 11) We note the disclosure indicating that during the quarter ended June
30, 2007, management, transferred its ownership interest in Jetglobal, LLC to the other partner, BCI Aircraft Leasing, in consideration for aircraft inventory and a trailing interest in certain claims of Jetglobal against third parties. We also note that the final agreement calls for a transfer of six aircraft with a total value of $8,650,000 and a trailing interest of 18% in the Delta Airlines bankruptcy claim with an estimated value of $2,118,461. We further note that in connection with this transaction the Company recorded a gain of $27,210 during the second quarter of 2007. With regards to this transaction please address the following matters:

     o Please tell us and explain in the notes to your financial statements in future filings how you determined the $8,650,000 value assigned to the six aircraft to be received by the Company in connection with this transaction.

     o Please tell us and explain in the notes to your financial statements in future filings how you determined the estimated value of the trailing interest of 18% in the Delta Airlines bankruptcy claim with an estimated value of $2,118,461. As part of your response and your revised disclosure, please indicate the nature and amount of the consideration that will be received by Jetglobal LLC as a result of the Delta Airlines bankruptcy proceedings and explain how you determined the fair value of the 18% interest that the Company expects to receive.

     o Explain in detail how the Company calculated or determined the $27,210 gain that was recognized during the second quarter of 2007.

Response 11)

Pt. 1 The value of the aircraft at $8,650,000 was established by analysis of corresponding aircraft and their sales value in the marketplace.

          Five of the aircraft were Boeing 737-200's and were valued at fair value based on market. The company consulted The AVITAS Blue Book of Values, which lists the 2007 value of this aircraft model at $1.5
          Million. The MD80 was valued at its estimated fair market value, $1,150,000.

Pt. 2 Jetglobal bought 26 aircraft that had been leased by Delta. The aircraft were in two groups: Group A, 14 Aircraft that had been parked and were no longer under a lease and Group B, 12 Aircraft that were still under lease by Delta.
          The lease terms required Delta to meet certain lease return conditions.
          Jetglobal instituted a claim against Delta for the dollar value of the unpaid rent and lease return conditions not met. The original claim was $51,540,000. Jetglobal agreed to forebear on the Group A aircraft because they had not owned them when the aircraft were parked and returned off lease. Delta agreed to pay on the Group B aircraft all commercial requirements of the leases based on court approval under the Agreed to Secured Claim payout formula.
          The new resulting claim was $23,538,461 @ $.50 per Dollar =
          $11,769,230 18% of which is $2,118,461, our estimated amount at June
          30, 2007. As part of the settlement agreement with BCI, it was agreed by BCI and Global that an 18% interest in the Delta claim would be paid to Global.

          Note: This amount was believed to be 2,118,461 at June 30, 2007.
          During the third quarter of 2007, BCI, as the authorized party, participated in negotiations to sell the claim against Delta for cash, which involves a discount. At September 30, the discounted amount is estimated to be $622,000.

Pt. 3     Sales price per settlement agreement terms:

              4a/c @$1.5M each.                    $  6,000,000 Received
              1/ac @$1.5M                             1,500,000 To be rec'd Sept (actually rec'd Oct)
              1a/c @$1.15M                            1,150,000 Received
              18% interest in Delta                   2,118,461 To be received
              18% interest in AFG                               no value assignable
                                                   ------------
                                                   $ 10,768,461

          Allocation of sales price
              AR at 12/31/06 from BCI for a/c      $    688,722
              Sale of interest of 4 a/c               1,957,692
              Acct due form Jetglobal                 1,319,800
              HAT AR amounts for Jetglobal              346,142
              Equity investment                       2,837,644
              Balance of equity investment            3,591,251
                                                   ------------
                                                   $ 10,741,251

Other
-----

Comment 12) As previously requested, in connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

     o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 12) in response to the Staff's comment a statement from the company acknowledging the items in comment 12 appears below:


     Global Aircraft Solutions, Inc. hereby acknowledges that:

          o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, we hope the Staff finds this letter responsive to its comments on the Company's Annual and Quarterly Reports. Please advise as to whether or not you are requiring us to file a 10-K/A in connection with your comments and our responses thereto or if our responses are sufficient as long as we update all future filings as indicated above.

Should members of the Staff have any questions or comments regarding these materials please feel free to call me at 520-294-3481.

Sincerely,


/s/ Patricia Graham
-------------------
Patricia Graham
Chief Accounting Officer